SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240-d-2(a)

(Amendment No. 1)

EMPIRE RESOURCES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

29206E100

(CUSIP Number)

Rung-Kun Robert Shieh

7110 Rio Flora Place, Downey, California 90241

copies to:

Glenn Kurosaki, Esq.

Kurosaki & Parker, PC

445 South Figueroa Street, Suite 2325

Los Angeles. California 90071

213 532-8838

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29206E100

1.	Names of Reporting Persons TA CHEN (B.V.I.) HOLDINGS LTD.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 413,345

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 413,345

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 413,345

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.77%

14.	Type of Reporting Person CO

CUSIP No. 29206E100

1.	Names of Reporting Persons TA CHEN STAINLESS PIPE CO. LTD.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization TAIWAN, R.O.C.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 413,345(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 413,345(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 413,345

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.77%

14.	Type of Reporting Person CO

(1) Represents 413,345 shares held by Ta Chen (B.V.I.) Holdings LTD., a British Virgin Islands company, which is beneficially owned and controlled by Ta Chen Stainless Pipe Co. Ltd., its sole shareholder.  Ta Chen Stainless Pipe Co. Ltd. and Mr. Shieh expressly disclaim beneficial ownership of these shares.

CUSIP No. 29206E100

1.	Names of Reporting Persons MR. RUNG-KUN ROBERT SHIEH

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 413,345(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 413,345(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 413,345

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.77%

14.	Type of Reporting Person IN

(1) Represents 413,345 shares held by Ta Chen (B.V.I.) Holdings LTD., a British Virgin Islands company, which is beneficially owned and controlled by Ta Chen Stainless Pipe Co. Ltd., its sole shareholder.  Ta Chen Stainless Pipe Co. Ltd. and Mr. Shieh expressly disclaim beneficial ownership of these shares.

CUSIP No. 29206E100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)                                                         As of the date of this filing TCBVIH is the beneficial owner of 413,345 shares of the Issuer’s Common Stock.  Such shares represent 4.77% of the Issuer’s Common Stock outstanding (based on 8,668,565 shares of Common Stock outstanding as of March 24, 2014, as reported in the Issuer’s annual report on Form 10-K filed on March 31, 2014).

(b)                                                         Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, Stainless and Mr. Shieh may be deemed to have shared voting control and investment discretion over securities owned by TCBVIH.

(c)                                                          Other than the transactions described herein, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)                                                         Not applicable.

(e)                                                          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit 1:                   Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 31, 2014

TA CHEN (B.V.I.) HOLDINGS LTD.

By:	/s/ RUNG-KUN ROBERT SHIEH
Rung-Kun Robert Shieh
Director

TA CHEN STAINLESS PIPE CO. LTD.

By:	/s/ RUNG-KUN ROBERT SHIEH
Rung-Kun Robert Shieh

/s/ RUNG-KUN ROBERT SHIEH
Rung-Kun Robert Shieh